Exhibit 12.1
CA, Inc.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Years Ended March 31					June 30,
	2004	2005	2006	2007	2008	2008
Earnings available for fixed charges:

Earnings from continuing operations before income taxes, minority interest and discontinued operations	(114)	34	125	160	808	304

Add: Fixed charges	205	221	165	199	215	38

Less: Minority Interest in pre-tax loss of subsidiaries that have not incurred fixed charges	0	0	1	0	0	0

Total earnings available for fixed charges	91	255	291	359	1,023	342

Fixed charges:

Interest expense(1)	136	153	95	123	136	26

Interest portion of rental expense	69	68	70	76	79	12

Total fixed charges	205	221	165	199	215	38

RATIOS OF EARNINGS TO FIXED CHARGES	0.44	1.15	1.77	1.81	4.75	8.95

Deficiency of earnings to fixed charges	114	n/a	n/a	n/a	n/a	n/a
(1)  Includes amortization of discount related to indebtedness